

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Aris Water Solutions, Inc.
9811 Katy Freeway, Suite 700
Houston, Texas 77024

Re: Aris Water Solutions, Inc.
Registration Statement on Form S-1
Exhibit No. 10.8
Filed September 23, 2021
File No. 333-259740

Dear Ms. Brock:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance